UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nisun International Enterprise Development Group Co., Ltd
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

G6593L122
(CUSIP Number)

Bodang Liu
NiSun International Enterprise Management Group Co., Ltd.

P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay

Road,Grand Cayman, KYl-1205 Cayman Islands

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6593L122	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bodang Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A citizen of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 880,540(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 880,540(1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,540(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.92%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

As of the date hereof, Mr. Bodang Liu may be deemed to beneficially own an aggregate of 880,540 Common Shares of the Issuer, consisting of (i) 102,700 Common Shares held directly by Mr. Liu and (ii) 777,840 Common Shares held directly by NiSun International Enterprise Management Group Co., Ltd, a Cayman Islands company (“NiSun Cayman”), of which Mr. Liu is the Sole Director and beneficial owner.

(2)	Based upon 4,017,596 Common Shares of the Issuer, issued and outstanding as of July 11, 2024, as reported in the Annual Report on Form 20-F (the “Form 20-F”) of the Issuer filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2024. The number of Common Shares issued and outstanding reflects the 1-for-10 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on May 18, 2023.

CUSIP No. G6593L122	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NiSun International Enterprise Management Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 777,840 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 777,840(1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,840(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.36%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	As of the date hereof, Mr. Bodang Liu may be deemed to beneficially own the 777,840 Common Shares held directly by NiSun Cayman, of which Mr. Liu is the Sole Director and beneficial owner.

(2)	Based upon 4,017,596 Common Shares, issued and outstanding, of the Issuer as of July 11, 2024, as reported in the Form 20-F of the Issuer filed with the SEC on July 12, 2024. The number of Common Shares issued and outstanding reflects the 1-for-10 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on May 18, 2023.

CUSIP No. G6593L122	SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) amends Amendment No. 1 to Schedule 13D filed on August 12, 2024 (the “Schedule 13D”) by Bodang Liu and NiSun International Enterprise Management Group Co., Ltd (collectively, the “Reporting Persons”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”), of Nisun International Enterprise Development Group Co., Ltd, a British Virgin Islands company (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer.

There have been no changes to the information previously reported in the Schedule 13D with respect to the Issuer and its Common Shares.

Item 2.  Identity and Background

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Mr. Bodang Liu purchased an aggregate of 54,000 Common Shares on August 19, 2024 in open market transactions. The aggregate consideration paid to purchase such Common Shares was $536,009.90 in cash, and the source of such funds was the Reporting Person’s personal funds.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The Reporting Person, Bodang Liu, acquired the securities described in this Amendment for investment purposes and intends to review his investment in the Issuer on a continuing basis. The Reporting Person may from time to time acquire additional shares of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions the Reporting Person might undertake with respect to his investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to, ongoing evaluation of the Issuer’s business, financial condition, operations, prospects, price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other factors and future developments.

The Reporting Person currently has no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of his overall investment portfolio and strategies, or other factors, the Reporting Person may, at any time and from time to time, formulate other plans or proposals regarding the Issuer or the Common Shares of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

CUSIP No. G6593L122	SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	The aggregate number and percentage of the class of Common Shares beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover pages hereto.

(b)	The Reporting Person, Bodang Liu, has sole voting power and sole disposition power over the shares identified in Item 5(a).

(c)	Transactions in the Common Shares of the Issuer that were effected during the past 60 days by the Reporting Person are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Price Per Share(1)	Description of Transaction
08/08/2024	Bodang Liu	22,000	$8.98	Open market purchases
08/09/2024	Bodang Liu	26,700	$9.94	Open market purchases
08/19/2024	Bodang Liu	54,000	$9.93	Open market purchases

(1)	Average price per share includes commissions.

Except as described herein, the Reporting Person has not effected any transactions in the Common Shares of the Issuer during the past sixty days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to Be Filed as Exhibits.

Not Applicable

CUSIP No. G6593L122	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024

	By:	/s/ Bodang Liu
	Name:	Bodang Liu

NiSun International Enterprise Management Group Co., Ltd.

	By:	/s/ Bodang Liu
	Name:	Bodang Liu
	Title:	Director